[LETTERHEAD OF VISIBLE GENETICS INC.]

[LOGO]

                              For Immediate Release

Contacts:
Richard T. Daly, (416) 813-3281
President & CEO, Visible Genetics Inc.

Bruno Maruzzo (416) 813-3271
Investor Relations,  Visible Genetics Inc.

          VISIBLE GENETICS NAMES RICHARD T. DALY PRESIDENT AND CEO AND
                ANNOUNCES REVISED FIRST QUARTER FINANCIAL RESULTS

TORONTO, CANADA, July 7, 1999 - Visible Genetics Inc. (VGI; Nasdaq:VGIN) announced today that Richard T. Daly has been named President and Chief Executive Officer, succeeding founder John K. Stevens, Ph.D., who will remain Chairman of the Board.

"Over the past year, VGI has begun the transition from an R&D-driven organization to a sales-and marketing-driven organization," said Dr. Stevens. "Dick's proven success in managing rapidly growing health-care companies is ideal for VGI at this time."

Daly, 49 years old, holds an MBA from the Harvard Business School and has 23 years of management experience in the health-care industry. Prior to joining VGI, Daly was President and Chief Executive Officer of Clinical Partners, Inc., an HIV disease-management company. Prior to his experience at Clinical Partners, Daly was President of Baxter Canada. In four years at Baxter Canada, Daly more than doubled revenue to US$300 million.
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"VGI now has two key operating objectives: to obtain US FDA approval for the sale of its HIV genotyping kit to the clinical diagnostic market and to grow revenue and market share for that kit as rapidly as possible." In addition, Daly said, over the past several months, VGI has assembled a seasoned management team that will help ensure we achieve these objectives."

The following executives have recently joined the company: Dean L. Winslow, M.D., Medical Director, who was formerly Director of Antiviral Research for Gilead Sciences; Steven A. Owings, Director of VGI's North American Business, who was formerly Director of Roche Diagnostic Systems' US Business Unit; and David S. Gibbons, Director of Product Management, who was formerly Senior Manager at Becton Dickinson Microbiology Systems. They join an experienced management team that, in addition to Mr. Daly, includes: Chalom Sayada, M.D., Vice President of European Business, who was formerly Marketing Director for Roche Diagnostic Systems European Business; James Dunn, Ph.D., Vice President of Technology, who was formerly a researcher at the National Cancer Institute of Canada; Robert Griffin, Vice President of Manufacturing, who was formerly manufacturing manager at Bombardier; and Richard Carroll, Ph.D., Vice President Development, who was formerly Senior Manager at Becton Dickinson.

In addition, VGI has revised its accounting treatment for certain international distribution and marketing agreements entered into in the first quarter of 1999. After consultation with its auditors, PricewaterhouseCoopers LLP, VGI has reduced its previously announced first quarter 1999 sales by $1,255,483 and expects to recognize a portion of those sales in subsequent periods. Of this reduction, $324,483 has been accounted for on the basis of lease accounting and is expected to now be recognized as revenue over four years and $192,000 will be recognized on a cash received basis. In addition, $739,000 relates to two contracts the Company has, at its option, chosen to renegotiate.

As a result of these changes, sales during the first quarter were reduced from $4,516,096 to $3,260,613; cost of sales were reduced from $2,365,282 to
$2,150,472; and net loss and net loss per share were increased from $3,293,371 ($0.35 per share) to $4,334,044 ($0.46 per share). All amounts are in United States dollars. The revised financial statements reflecting these changes are attached.

Dick Daly, CEO and Sheldon Inwentash, Director, will conduct a conference call today at 4:00 PM EDT to discuss the contents of this press release, followed by a question and answer period. Interested participants should call 1-800-273-9672 or 416-695-5806 10 minutes prior to the call and ask for the Visible Genetics conference call.

Visible Genetics Inc. manufactures and markets high performance DNA sequencing systems and complete kits for the analysis of genes linked to disease. The Company's OpenGene(TM) System employs proprietary stratified DNA testing and single-tube, single-step sequencing methods to significantly reduce the time and cost involved in identifying clinically relevant genetic information. VGI is a leader in the emerging field of pharmacogenomics, which will use genetic information in the identification and analysis of genes in order to improve patient care and reduce healthcare costs

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks, uncertainties and other factors that may cause the Company's results to differ materially from expectations. These include risks relating to the ability to obtain regulatory approval, market acceptance of genotyping and the Company's products and other risks detailed from time to time in the Company's SEC filings, including its prospectus dated January 4, 1999 and most recent Annual Report on Form 20-F. These forward-looking statements speak only as of the date hereof. VGI disclaims any intent or obligation to update these forward-looking statements.

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